UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNE DECLARES INTEREST ON CAPITAL - 2005 FISCAL YEAR

Rio de Janeiro, April 28, 2005 - Tele Norte Leste Participações S.A. approved today declaration of Interest on Capital ("IOC") in the amount of R$132.4 million to be distributed along with the mandatory dividends to be declared for 2005. The Company's proposal will be presented and voted on at the 2005 General Shareholders' Meeting of the Company, to be held until April 30, 2006. Following are the details:

Brazilian Record Date: April 29, 2005
Brazilian Ex-Date: May 02, 2005
Gross Dividend Rate (per common or preferred shares): R$ 0.35

For more information, please contact:

 TNE - INVESTOR RELATIONS
invest@telemar.com.br